UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.3)*


Tuniu Corporation

(Name of Issuer)

American depository shares,
each representing three Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

89977P106
(CUSIP Number)

December 02, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
x Rule 13d-1(c)
  Rule 13d-1(d)

The reminder of this cover page shall be filled out for a repoting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 89977P106      13G        Page 2 of 10 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management (Cayman) Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a)
(b) x

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

6,705,333
(upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

6,705,333

(upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,705,333

(upon conversion of the American Depositary Shares)


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%


12.TYPE OF REPORTING PERSON(see instructions)

IA




CUSIP No. 89977P106       13G         Page 3 of 10 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

6,705,333

(upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

6,705,333

(upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,705,333

(upon conversion of the American Depositary Shares)


10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%


12.TYPE OF REPORTING PERSON(see instructions)

IA




CUSIP No. 89977P106       13G              Page 4 of 10 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Dragon Billion China Master Fund


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER


6,430,566

(upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER


6,430,566

(upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,430,566

(upon conversion of the American Depositary Shares)


10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.1%


12.TYPE OF REPORTING PERSON(see instructions)

OO


CUSIP No:89977P106  13G             Page 5 of 10 Pages


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Yijun Liu


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)     x

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

6,705,333

(upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

6,705,333

(upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,705,333

(upon conversion of the American Depositary Shares)


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%


12.TYPE OF REPORTING PERSON(see instructions)

IN, HC




CUSIP No: 89977P106      13G        Page 6 of 10 Pages



Item 1.

(a)	Name of issuer:

Tuniu Corporation

(b)	Address of Issuers Principal Executive Offices:


Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People's Republic of China




Item 2.

(a)	Name of person filing:

This statement is filed on behalf of each of the following persons (together, the Reporting Persons):

(i)	Prime Capital Management (Cayman) Limited (Prime
Capital Cayman)
(ii)	Prime Capital Management Company Limited (Prime Capital HK)
(iii)	Dragon Billion China Master Fund (the Fund)
(iv)	Mr. Yijun Liu (Mr. Liu)

This statement relates to Class A ordinary shares of the Issuer held by the Fund and a managed account in the form of American Depositary Shares. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for the Fund and have been granted discretion over the portfolio investments of the Fund, including the Issuer's American Depositary Shares. Prime Capital Cayman and Prime Capital HK are the Investment Advisor and the Investment Affiliate Advisor, respectively, for the managed account and have been granted discretion over the portfolio investments of the managed account, including the Issuer's American Depositary Shares. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.
Mr. Liu is the Director of Prime Capital Cayman, Prime Capital HK and the Fund, and Mr.Liu is also the portfolio manager of the Fund.

(b)	Address of the Principal Office of Prime Capital HK and Mr.Liu
is:

Unit 2303, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

Address of the Principal Office of Prime Capital
Cayman and the Fund is:

c/o Campbells Corporate Services Limited
Floor 4 Willow House Cricket Square
P.O. Box 268
George Town
Grand Cayman KY1-1104
Cayman Islands

(c)	Citizenship:

Prime Capital HK is a Hong Kong limited company.  Prime Capital
Cayman and the Fund are Cayman Islands exempted companies.
Mr. Liu is a citizen of the People's Republic of China.

(d)	Title of Class of Securities:

American depository shares, each representing 3 Class A ordinary shares, par value US$0.0001 per share

(e) CUSIP Number: 89977P106



CUSIP Number: 89977P106      13G     Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

This Item 3 is not applicable.

(a)Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used in this Item 4 are calculated based on 48,946,439 Class A ordinary shares outstanding as of 26 November, 2014 as reported in the Issuer's Form
1 dated December 02, 2014. Beneficial ownership information is presented as of December 02, 2014.



(a) Amount beneficially owned:

Amount beneficially owned:  As of December 02, 2014, Prime
Capital HK , Prime Capital Cayman and Mr. Liu may be deemed to be the beneficial owner of 6,705,333 Class A ordinary shares (upon conversion of the American Depository Shares) and the Fund may be deemed to be the beneficial owner of 6,430,566 Class A ordinary shares (upon conversion of the American Depository Shares)

(b)	Percent of class:

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:  13.7%
(ii) the Fund:  13.1%


(c)	Number of shares as to which the person has:

Sole power to vote or to direct the vote :  0

Shared power to vote or to direct the vote  :
(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:   6,705,333

(ii) the Fund:  6,430,566


Sole power to dispose or to direct the disposition of : 0

Shared power to dispose or to direct the disposition of
(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:  6,705,333

(ii) the Fund:  6,430,566


Instruction:For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1)



CUSIP No. 89977P106	 	13G	 	Page 8 of 10 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the
Group.

Prime Capital HK and Prime Capital Cayman are the
Investment Adviser and Investment Manager, respectively, of the Fund. Mr. Liu is the Director of Prime Capital Cayman,
Prime Capital HK and the Fund, and he is also the portfolio manager of the Fund.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a Participant in any transaction having that purpose or effect.




CUSIP No.  89977P106	 	13G	 	Page 9 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on this Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2014
Yijun Liu


By: /s/__Yijun Liu__
Name: Yijun Liu


Date: December 11, 2014
PRIME CAPITAL MANAGEMENT COMPANY LIMITED


By: /s/_Ling Jie_
Name:  Ling Jie
Title: Director


Date: December 11, 2014
PRIME CAPITAL MANAGEMENT (CAYMAN) LIMITED



By:/s/_Ling Jie_
Name:  Ling Jie
Title: Director



CUSIP No.  89977P106	 	13G	 	Page 10 of 10 Pages



Date: December 11, 2014
DRAGON BILLION CHINA MASTER FUND


By: /s/__Ling Jie_
Name: Ling Jie
Title: Director